Exhibit 99.2
ASML Announces Timing for Capital Repayment and Reverse Stock Split
VELDHOVEN, the Netherlands, August 29, 2007 – ASML Holding NV (ASML) today announced that, subject to the condition that creditors have not opposed the capital repayment, it has set a record date for the repayment of EUR 2.04 per ordinary share and the consolidation of all outstanding ordinary shares (the reverse stock split) as approved at its Extraordinary General Meeting of Shareholders on July 17, 2007.
The record date for the repayment and reverse stock split will be September 28, 2007.
To be eligible for the capital repayment, shareholders holding ordinary shares through Euroclear Nederland must hold their shares after close of trading hours on the Euronext Amsterdam by NYSE Euronext on September 28, 2007. Shareholders registered in the register of ASML will be informed by ASML about the administrative process.
Registered holders of NY shares as of the close of business (New York time) on September 28, 2007 will be eligible for the capital repayment and will be notified of any procedures they must follow in connection with the reverse stock split and capital repayment.
The repayment of EUR 2.04 per ordinary share will be made to Euroclear Nederland and the NY shares transfer agent and the reverse stock split will be effective on or about October 4, 2007, subject to the condition that creditors have not opposed the capital repayment. Payment received on account of NY shares will be converted into U.S. dollars and distributed (net of any fees and expenses) after such conversion of such funds by the transfer agent.
The capital repayment is not subject to Dutch withholding tax. Shareholders with questions about their tax status are advised to consult their local tax advisor.
On September 21, 2007, the mandatory opposition period for ASML’s creditors will lapse and until this date, the record date is still conditional. Prior to the aforementioned record date, ASML will issue a press release, announcing whether any of its creditors has opposed the capital repayment.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the website at ASML.com.
Media Relations Contact
Lucas van Grinsven – Corporate Communications – +31 40 268 3949 – Veldhoven, NL
Investor Relations Contacts
Craig DeYoung – Investor Relations — +1 480 383 4005 – Tempe, Arizona, USA
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, NL